APPLIED CAPITAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUES		
Mutual fund referral fees	$	4,108,554
Mutual fund 12b-1 trail fees		267,001
Referral fees		1,961,879
Investment banking		535,638
Other - reimbursed expenses		95,578
Total revenues		6,968,650
EXPENSES		
Compensation and benefits		6,562,712
Professional services		54,846
Licenses and registration		41,978
IT, data and communications		11,153
Occupancy		5,688
Referral fees paid to other broker-dealers		11,264
Other operating expenses		5,704
Total expenses		6,693,345
NET INCOME	$	275,305

See Accompanying Notes